SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Commission File Number : 1-14118

PRESS RELEASE #12/05

QUEBECOR WORLD ANNOUNCES
$500 MILLION MULTI-YEAR AGREEMENT WITH TIME INC.

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

October 28, 2005                                                                                                                                   12/05

For immediate release                                                                                                                     page 1 of 2

QUEBECOR WORLD ANNOUNCES
$500 MILLION MULTI-YEAR AGREEMENT WITH TIME INC.

Agreement includes 25% weekly volume increase

Montréal, Canada – Quebecor World Inc. (NYSE, TSX: IQW.SV) today announced it has reached a major $500 million multi-year print agreement with Time Inc. Under the terms of the agreement Quebecor World will print and bind 15 Time Inc. titles, including weeklies such as, Time, Sports Illustrated, People, Entertainment Weekly, Time For Kids as well as bi-monthly title Fortune and other monthly titles including Money, Southern Living, Cooking Light, Coastal Living, Southern Accents and Progressive Farmer.

The work will be produced in several Quebecor World print facilities including Merced, California; Lebanon, Ohio; Dallas, Texas and Clarksville, Tennessee. The agreement expands on a more than 30-year relationship between the Time Inc. and Quebecor World and provides Time Inc. with a state-of-the-art, integrated, coast-to-coast print and binding platform. The agreement valued in excess of $500 million represents an approximate 25% increase in weekly volume.

"Quebecor World is committed to its major print customers, of which Time Inc. is among the largest. The recently announced investment in our U.S. print platform provides Time Inc. with the most cost-effective manufacturing platform available," said Chuck Miotke, President Quebecor World Magazine/Direct. "As North America's leading magazine printer we are able to provide Time Inc. and other leading publishers with a multi-plant manufacturing platform that not only reduces time-to-market but also provides them with effective cost reduction opportunities."

In 2004 Quebecor World announced an unprecedented capital investment plan which includes 22 new state-of-the-art offset presses. The first of these presses are now in operation in Merced, CA, Dallas, TX and Versailles, KY. Two additional new presses will be operational in the fourth quarter in Jonesboro, AR and Taunton, MA.

For immediate release                                                                                                                                                             Page 2 of 2

About Quebecor World
 Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has approximately 34,000 employees working in more than 160 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Columbia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

About Time Inc.
Time Inc. is the world's leading magazine publisher, publishing 140 titles that are read more than 300 million times worldwide on a monthly basis and account for nearly a quarter of the total advertising revenues of U.S. consumer magazines. Time Inc. is a wholly-owned subsidiary of Time Warner Inc. (TWX:NYSE), a leading media and entertainment company, whose businesses include interactive services, cable systems, filmed entertainment, television networks and publishing.

For further Information contact:
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     October 28, 2005